SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934

                  WELLSFORD REAL PROPERTIES INC.
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                            950 240 101
                          (CUSIP Number)

      Check the following box if a fee is being paid with this statement [ ].
-----------------------------------------------------------------------
1)    Name and I.R.S. Identification No. of Reporting Person:

      Yale University
      I.R.S. Number 06-0646973-N
-----------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group:

      (a)  (Not Applicable)
      (b)  (Not Applicable)
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3)    SEC Use Only
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4) Citizenship or Place of Organization:

      Yale University is a Connecticut corporation.

Number of Shares      (5) Sole Voting Power (Not Applicable)
Beneficially Owned by _________________________________________
Each Reporting        (6) Shared Voting Power - 1,191,832
Person With:          _________________________________________
                      (7) Sole Dispositive Power (Not Applicable)
                      -----------------------------------------
                      (8) Shared Dispositive Power - 1,191,832
---------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person: 1,191,832
---------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
      (Not  Applicable)
---------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9):  7.2%
---------------------------------------------------------------------
12)   Type of Reporting Person:  EP
---------------------------------------------------------------------

Item 1.

      (a)  Name of Issuer:

           Wellsford Real Properties Inc. (the "Company")

      (b)  Address of Issuer's Principal Executive Office:

           610 Fifth Avenue
           New York, New York 10020

Item 2.

      (a)  Name of Person Filing:

           Yale University

      (b)  Address of Principal Office:

           Yale University
           Investments Office
           230 Prospect Street
           New Haven, CT 06511-2107
           Attn:  D. Ellen Shuman, Director

      (c)  Citizenship:

           Yale University is a Connecticut corporation.

      (d)  Title of Class of Securities:

           Common Stock

      (e)  CUSIP Number:

           950 240 101

Item 3.

      If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           . . . .

           (f) [X] . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

           . . . .

Item 4.   Ownership:

      (a)  Amount Beneficially Owned:        1,191,832

      (b)  Percent of Class: 7.2%

      (c) Number of Shares as to which such person has:

           (i)    sole power to vote or to direct the vote:
                  (Not  Applicable)

           (ii)   shared power to vote or to direct the vote:
                  1,191,832

           (iii)  sole power to dispose or to direct the disposition of:
                  (Not Applicable)

           (iv)   shared power to dispose or to direct the disposition of:
                  1,191,832

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

           (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           (Not Applicable)

Item 8. Identification and Classification of Members of Group:

           (Not Applicable)

Item 9. Notice of Dissolution of Group:

           (Not Applicable)

Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1998  /s/ David F. Swensen
                          ____________________________________
                          Name: David F. Swensen
                          Title: Chief Investment Officer